AMARIN’S MARKETING AUTHORIZATION APPLICATION FOR AMR101 TO TREAT HUNTINGTON’S DISEASE ACCEPTED FOR REVIEW BY EMEA

DUBLIN, Ireland, April 8, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that the European Medicines Agency (EMEA) has accepted for review the Company's Marketing Authorization Application (MAA) for AMR101 (ultra-pure ethyl-EPA) in patients with Huntington’s disease.

Thomas Lynch, Chairman and Chief Executive Officer of Amarin, commented “We are pleased to have our EMEA filing for AMR101 in Huntington’s disease accepted for review as it is a disorder of great unmet medical need. Given the excellent safety and tolerability profile of AMR101, and the significant impact it demonstrated in a Phase 3 trial on slowing the disease progression over 12 months, it could offer patients a much needed advance in treatment.”

Mr. Lynch added “While we are now focusing our resources and development activities on our cardiovascular disease programs, pursuing marketing approval for AMR101 to treat Huntington’s disease in Europe remains a potentially valuable opportunity for the Company.”

The application is based on clinical data which includes results from the Company’s multi-centre, double-blind, placebo-controlled Phase 3 study of AMR101 in 316 patients with Huntington’s disease conducted in the U.S. and Canada (TREND-HD). Amarin announced in 2007 the results of its Phase 3 studies conducted in U.S, Canada and Europe in which AMR101 did not show a statistically significant effect at six months, but did however show a significant treatment effect at twelve months, in the 192 patients who completed a six month open label extension to the TREND-HD study. These results were consistent with the positive effect of AMR101 over longer treatment periods of 12 and 24 months in earlier studies conducted by Amarin.

The filing also included data from a recently published magnetic resonance imaging (MRI) study investigating the comparative effects of AMR101 and placebo on the cerebral pathology of patients with Huntington’s disease. The data show a reduced rate of cerebral atrophy in patients receiving AMR101, with the most significant impact in those areas implicated in the aetiology of Huntington’s disease, including the head of the caudate nucleus.

While no further studies have been conducted since the results of the Phase 3 studies were announced in 2007, the filing did include additional detailed analysis of the data from these Phase 3 studies which further supports the benefit of AMR101 in Huntington’s disease over longer treatment periods.

AMR101 has been designated as an Orphan Medicinal Product in the European Union for the treatment of Huntington’s disease, which, if approved, entitles the drug to ten years of market exclusivity for the approved indication. Amarin has also secured patents for the use of AMR101 to treat Huntington’s disease, with expiry dates ranging from 2020 to 2023.

About Huntington’s Disease
Huntington’s disease ("HD") is a genetic neurodegenerative disease characterized by movement disorder, dementia and psychiatric disturbance. HD has been diagnosed in approximately 40,000 people in Europe. Additionally, over 200,000 persons in Europe are genetically “at risk” to developing the disease. HD is believed to be caused by a genetic mutation of cytosine, adenosine and guanine (CAG) polymorphic trinucleotide repeat located on chromosome 4p16.3. It is believed that there is a direct link between CAG repeat length and age of onset, disease progression and clinical symptoms of HD disease. Onset of symptoms is typically between 30-50 years of age with a typical life expectancy from diagnosis of 10-25 years depending on the CAG repeat length. Patients with late stage disease require continuous nursing care.

About Amarin
Amarin is a late clinical-stage biopharmaceutical company with a lead program planned to enter Phase 3 for hypertriglyceridemia. Amarin’s cardiovascular programs capitalize on its expertise in the field of lipid science and the known therapeutic benefits of essential fatty acids in cardiovascular disease. Amarin’s pipeline also includes programs in myasthenia gravis, Huntington’s disease, Parkinson’s disease and epilepsy, all of which are available for partnering. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman and Chief Executive Officer
Alan Cooke, President and Chief Operating Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
This document contains forward looking statements about AMR101 for Huntington’s disease that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: decisions by regulatory authorities, including the European Medicines Agency, regarding whether and when to approve Amarin’s Marketing Authorization Application for AMR101 in patients with Huntington’s disease, as well as its decisions regarding labeling and other matters that could affect the commercial potential of AMR101; the speed with which regulatory  authorization, pricing approval and product launch maybe achieved with respect to AMR101; whether and when Amarin will be able to enter into and consummate a strategic collaboration with respect to AMR101 for Huntington’s disease on acceptable terms; the success with which any developed product may be commercialized; competitive developments affecting AMR101, including generic and branded competition; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use, the trend towards managed care and health care cost containment; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of AMR101; and Amarin’s ability to maintain sufficient cash and other liquid resources to meet its liquidity needs. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008. Amarin assumes no obligation to update any forward-looking statements as a result of new information, future events or otherwise.

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